Mail Stop 3561

February 12, 2007

Michael J. Delaney, Chief Executive Officer
Boulder Capital Opportunities, II, Inc.
P.O. Box 12483
Chandler, AZ 85248

    Re: **Boulder Capital Opportunities II, Inc.**
        Form 10-KSB for Fiscal Year Ended
        December 31, 2005
        File No. 0-21847

Dear Mr. Delaney:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

           Sincerely,

           Tia L. Jenkins
           Senior Assistant Chief Accountant
           Office of Emerging Growth
           Companies

cc: Michael J. Delaney, CEO
    Boulder Capital Opportunities II, Inc.
    Fax: 480-792-6730
    David Wagner, Esq.
    David Wagner & Associates, P.C.
    Fax: 303-409-7650